Exhibit 99.1

ICON plc: Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 29 November, 2011 it purchased for cancellation 40,000 Ordinary Shares, at an average price of $16.6207.

Following the cancellation of these shares, the Company will have 60,433,404 Ordinary Shares in issue.